VIA EDGAR/US MAIL
United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington, D.C. 20549-5546
Attention: Linda Cvrkel
Re: T3 Motion, Inc
Form 10-K for Fiscal Year ended December 31, 2009
Filed March 31, 2010; File No. 333-150888
Dear Ms Cvrkel,
This letter responds to the written comments received from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on October 7, 2010 regarding the annual report on Form 10-K of T3 Motion, Inc. (“T3” or the “Company”) for the fiscal year ended December 31, 2009. The responses below correspond to the captions and numbers of the comments in your letter which are reproduced below in bold.
Annual Report on Form 10-K for the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2
1.	We note from your disclosures in Note 11 and contained elsewhere in your Form 10-K that you adopted the accounting standard that provides guidance for determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity’s own stock. As a result of the adoption, we note that 4,562,769 of your issued an outstanding common stock purchase warrants and embedded conversion features previously treated as equity pursuant to the derivative treatment exemption were no longer afforded equity treatment and that you recorded a cumulative change in accounting principle. A change in accounting principle that has a material effect on the financial statements should be recognized in the auditor’s report pursuant to paragraph 6 of AS 6. In this regard, please provide an auditor’s report which complies with the guidance noted above or advise us why recognition of the change in accounting principle is not required in their report.

Response

The Company had discussions with their independent auditors KMJ Corbin & Company LLP, and they agree to add the following paragraph to their auditors’ report for the year ended December 31, 2010:

“As discussed in Note 9 to the consolidated financial statements, effective January 1, 2009 the Company changed the manner in which it accounts for certain financial instruments that are settled in the Company’s common stock due to the adoption of a new accounting standard.”
2990 Airway Avenue, Suite A * Costa Mesa, CA * 92626
(714) 619-3600 [phone] * (714) 619-3616 [fax] * www.t3motion.com

Statements of Cash Flows, page F-6
2.	According to your statements of stockholders’ equity, you issued common stock for outside services in the amount of $1,666,206 during fiscal 2009. Please tell us where such amounts have been reflected in your statements of cash flows or if such amounts were not included in your statements of cash flows, please explain why.

Response

The Company disclosed the value of common stock issued for outside services in the amount of $1,666,206 in two separate line items in the statement of cash flows: (1) in the supplemental disclosures of non cash activities section and (2) cash flows from operating activities. The Company’s supplemental disclosures of non cash activities on page F-7 include an amount of $1,536,206 related to the “Issuance of common stock for related party payables”. As disclosed on page F-24, the Company recorded a payable of $1,536,206 at December 31, 2008 related to services performed by a related party. During February 2009, these shares were issued in settlement of the related party payable, resulting in a non cash reduction of the related party payable and a corresponding non cash issuance of common stock. The remaining $130,000 of the $1,666,206 amount is disclosed in cash flows from operating activities on page F-6, in the “Investor relations expense” line item as an adjustment to reconcile net loss to net cash used in operating activities. The investor relations expense of $130,000 relates to the issuance of restricted shares to outside consultants, K5 Group, LLC and The Investor Relations Group, Inc., as described below in Response #3 and on page F-24 of the 2009 annual report on Form 10-K.

3.	We note from your supplemental disclosure on cash flow information on page F-7 the issuance of common stock in the amount of $1,536,206 for related party payables during fiscal 2009. It is not clear from your current presentation where such amounts have been reflected in your statements of stockholders’ equity. Please advise or revise your statements of stockholders’ equity accordingly.

Response

The issuance of common stock in the amount of $1,536,206 for related party payables is included in the line item labeled “Issuance of common stock for outside services”. The total amount of common stock issued for outside services is comprised of the following:
•	As disclosed on page F-24, during the year ended December 31, 2009, 931,034 shares of common stock were issued at $1.65 per share totaling $1,536,206 to Albert Lin, a related party.

•	As disclosed on page F-24, during the year ended December 31, 2009, the Company issued 100,000 and 40,000 shares to outside consultants K5 Group, LLC (“K5”) and The Investor Relations Group, Inc. (“IRG”), respectively. K5 received 100,000 shares valued at $.50 per share totaling $50,000 and IRG received 40,000 shares valued at $2.00 per share totaling $80,000.

Notes to Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007, page F-8
Note 2 – Summary of Significant Accounting Policies, Page F-8
Revenue Recognition, Page F-10
4.	We note from page 6 that power modules and chargers can be sold separately from the vehicles allowing different pricing models. In this regard, please tell us, and revise the significant accounting policies footnote in future filings to disclose, whether the company has multiple element arrangements in accordance with ASC 605-25. Your response would clearly describe the deliverable components in a sale and how fair value is determined for each deliverable as well as at the point in time revenue is recognized for each deliverable. If you believe you do not have multiple element arrangements, please tell us whether revenue would be recognized on a T3 device prior to the power module or charger being delivered or whether such products are always shipped and delivered as a package. We may have further comment upon receipt of your response.

Response

The Company does not have multiple-element arrangements as described in ASC 605-25 “Revenue Recognition”. Each T3 Series vehicle is sold with the power module and charger as a “package” since the power module is required to operate the vehicle and the charger is required to recharge the power module for continued usage. The “package” sold and delivered to customers consists of the vehicle itself, two power modules (which are installed directly into the vehicle) and a charger. When a T3 Series vehicle “package” is delivered to a customer, the vehicle, power module and charger are all delivered at the same time and there are no undelivered elements at the time of sale. As disclosed in Note 2 to the financial statements, revenue from the sale of the T3 Series product (or “package”) is recognized at the time the product is delivered, and all other criteria for revenue recognition have been met. Delivery occurs when the product is shipped for customers with F.O.B. Shipping Point terms, and upon receipt for customers with F.O.B. Destination terms. When the Company states that the power modules and charger can be sold separately from the vehicle allowing different pricing models, additional power modules or chargers can be sold as replacement parts and the different pricing models available depend on which type of power modules they purchase.
Concentrations of Credit Risk, page F-9
Cash, Page F-9
5.	Please clarify for us, and revise future filings to disclose, the statement that the company’s cash on deposit in excess of FDIC limits is $2.7 million given that cash at December 31, 2009 on the balance sheet is only $2.5 million.

Response

The Company’s cash balance of $2.5 million included in its consolidated balance sheet as of December 31, 2009 is the Company’s book balance per its general ledger. This amount is the reconciled book balance after taking into consideration reconciling items such as outstanding checks and deposits in transit. The cash and cash equivalents deposits in the Company’s bank account on December 31, 2009 (as reported in its December 31, 2009 bank statement) were approximately $2.9 million. The bank account balance does not reflect outstanding checks, but rather only those checks clearing the bank as of December 31, 2009. As of December 31, 2009, the FDIC’s insurable limit was $250,000. The Company’s cash deposits in excess of FDIC limits was calculated as follows:

Deposits on hand in bank account at December 31, 2009	$2,939,941
Less: FDIC insured amount	(250,000)

Cash on deposit in excess of FDIC limits	$2,689,941

Note 8 – Related Party Notes Payable, page F-17
6.	We note multiple issuances of warrants that were recorded as “debt discounts” after the original debt was issued. Please tell us why you believe it is appropriate to record the fair value of such warrants as discounts to debt rather than accounting for the warrants as separate issuances. Your response should include the authoritative accounting literature that supports the basis for your conclusions. We may have further comment upon receipt of your request.

Response

As discussed on pages F-17 and F-18, the Immersive note was amended on December 19, 2008 to extend the maturity date from December 31, 2008 to March 31, 2010. When the Company amended the terms of the promissory note with Immersive, a contingent conversion option feature was added to the note. The Company accounted for this conversion option in accordance with ASC 470-50-40-10, “Debt”, which indicates that debt instruments are considered to be substantially different if “a modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange”. As disclosed on page F-17, the Company determined that the amended note resulted in terms that were substantially different from the terms of the original note. As a result, the modification was accounted for as an extinguishment of debt. There was no gain or loss recognized in connection with the extinguishment. Since the original debt was considered extinguished, the amended note was treated as a new debt instrument and accounted for accordingly.

In connection with the note amendment, the Company agreed to issue warrants to Immersive to purchase up to 250,000 shares of the Company’s common stock only if the note was outstanding. For every three months that the promissory note was outstanding, the Company agreed to issue to Immersive a warrant to purchase 50,000 shares of the Company’s common stock. The Company determined that the warrants were contingently issuable as of the date of the amendment. Per ASC 470, “ Debt”, specifically ASC 470-20-35, paragraphs 1 through 3, “(i)f the terms of a contingent conversion option do not permit an issuer to compute the number of shares that the holder would receive if the contingent event occurs..., an issuer shall wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price....(the) incremental amount shall be recognized when the triggering event occurs”. In the Company’s amended note agreement with Immersive, the contingent issuance feature of the warrants are similar to the contingent conversion option discussed above. In order to determine the accounting for this feature, the accounting guidance references Example 5 in ASC 470-20-55-22. In this example, the accounting guidance notes that the features that can be valued on the date of the agreement that are not subject to contingencies should be recorded, however those that are subject to contingencies should not be recorded until that contingency is resolved (the lack of repayment of the Immersive note in the Company’s example). At the time the contingency was resolved and the event was triggered (i.e. the issuance of each warrant to purchase 50,000 shares of the Company’s common stock every three months), the Company recorded the value of the warrants issued as a debt discount and then amortized this debt discount from the date of issuance in accordance with the guidance in this topic (i.e. over the remaining term of the Immersive Note). Although the guidance does not specifically discuss contingently issuable warrants, the contingent nature of the warrant issuances is similar to the accounting for a contingent conversion option discussed above, As the warrants issued are directly related to the new debt instrument, the Company recorded these amounts as additional debt discount since the value of the warrants represents an additional cost of the new debt.

Immersive Note, page F-16
7.	We refer to the third paragraph that describes the December 2008 amendment to the promissory note to Immersive Media Corp. As a result of such amendment, Immersive was granted a conversion option that allowed conversion of the debt to units of T3’s equity. Such units are comprised of one share of common stock and a warrant to purchase common stock. Please tell us how you accounted for the conversion option related to such units in your financial statement as of the date of the amendment. Your response should address when such conversion option was exercisable by the lender and whether a beneficial conversion feature resulted at the date of issuance. The units with regard to convertible debentures to Vision on page F-18 should be similarly explained. We may have further comment upon receipt of your response.

Response

Immersive Note

When the Company amended the terms of the promissory note with Immersive, a conversion feature was added to the note. Per the terms of the amended note, the note is convertible “during the pendency and prior to the closing of an equity offering.” Therefore, until such time as the Company commenced an equity offering, the note was not considered convertible. As such, the Company determined that the conversion feature was “contingent” on the commencement of a future equity offering. At the date of the amendment, the Company accounted for this conversion feature in accordance with ASC 470-20-35-1 through 3. Pursuant to this accounting guidance, if an instrument becomes convertible only upon the occurrence of a future event outside the control of the holder, an issuer shall wait until the contingent event occurs. This guidance further indicates that a contingent beneficial conversion feature that is triggered only upon the occurrence of a future event shall not be recognized until the contingency is resolved. The December 2009 issuance of the Company’s Series A Convertible Preferred Stock, which is described in Note 10 on page F-23, triggered the recognition of this conversion feature.

Vision Note

In connection with the Vision convertible debentures, the Company determined that the debt instrument included a derivative (i.e. an embedded conversion option) that under ASC 815-15-25 required bifurcation from the host instrument. At the date of the Vision financing, both the Company and Vision’s intent was to convert the outstanding indebtedness into shares of the Company’s securities at a future date. The embedded conversion option was first analyzed under ASC 815 “Derivatives and Hedging”, more specifically under ASC 815-10-15-74 and 815-40-25-30. It was determined that the conversion option was a derivative liability as it was not indexed to the Company’s own stock and the number of shares that could be required to be delivered to settle the debt arrangement upon conversion is not fixed due to a “down round” protection feature in the debt agreement. As part of the convertible debenture financing transaction, the Company also issued Vision 3.5 million Series G warrants. These warrants were also analyzed under ASC 815-10-15-74 and were determined to be a derivative liability as the warrants were not indexed to the Company’s own stock due to the “down round” protection feature. At the date of issuance, the Company recorded the fair value of the Series G warrants issued and the embedded conversion feature as debt discounts to be amortized over the term of the debt.
Note 9 — Derivative Liabilities, Page F-22
8.	We note from your disclosure for the year ended December 31, 2009, you recorded other income of $6,184,151 related to the change in fair value of the warrants and embedded conversion options. Please provide us with your calculations for determining the change in fair value of the warrants and embedded conversion options on a quarterly basis, beginning with the quarter ended March 31, 2009 through June 30, 2010. As part of your response, please also include the any significant assumptions made or estimates used by management in determining the fair value of the warrants at each period end. We may have further comment upon receipt of your response.

Response

As described in pages F-17 through F-23, the Company issued various warrants and recorded various conversion options related to both debt and equity instruments. The Company used the Black-Scholes-Merton formula in order to estimate the fair value of these items. The six input assumptions used by the Company for the Black-Scholes-Merton formula were:
•	The exercise price of the option — based on the initial price as noted in the respective agreements as adjusted by subsequent issuances of common stock or common stock equivalents

•	The expected term of the option

•	The current price of the underlying share — based on contemporaneous equity sales of common stock or common stock equivalents as the underlying shares were not publicly traded until December 2009, at which point they were very thinly traded

•	The expected volatility of the price of the underlying share — based primarily on historical volatility of the Company’s peer group

•	The expected dividends on the underlying share — none expected, and

•	The risk-free interest rate(s) for the expected term of the option — based on U.S. Treasury securities.
As requested, attached on Appendix A are all the calculations and significant assumptions related to determining the fair value of all applicable warrants and conversion options beginning with the quarter ended March 31, 2009 through June 30, 2010.
******
               T3 Motion acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

Kelly Anderson
Executive Vice President
Chief Financial Officer

Appendix A
VISION
Derivative Liab — Conversion Option ($2.2M)

	3/31/2009	6/30/2009	9/30/2009	12/31/2009
Exercise price of the option	$1.65	$1.65	$0.70	$0.50
# of options	1,333,334	1,333,334	3,142,857	4,400,000
Expected term of the option (years)	0.75	0.5	0.25	0
Current price of underlying share	$1.65	$1.00 *	$0.70 *	$0.50 *
Expected volitility of the price of the underlying share	159%	126%	134%	116%
Expected dividends on the underlying share	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	0.57%	0.56%	0.40%	0.47%
Computed Model Value per Option	$0.84	$0.20	$0.18	$0.032

Value of option	1,121,789	260,717	578,036	32,198
Derivative Liab — Warrants D ($2.2M)

	3/31/2009	6/30/2009	9/30/2009	12/31/2009
Exercise price of the option	$2.00	$2.00	$0.90	$0.50
# of options	666,666	666,666	666,666	666,666
Expected term of the option (years)	4.75	4.5	4.25	4
Current price of underlying share	$1.65	$1.00 *	$0.70 *	$0.50 *
Expected volitility of the price of the underlying share	104%	89%	85%	84%
Expected dividends on the underlying share	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	1.67%	2.54%	2.31%	2.61%
Computed Model Value per Option	$1.20	$0.55	$0.41	$0.310

Value of option	800,926	366,518	275,099	206,609
Derivative Liab — Conversion Option ($0.6M)

	6/30/2009	9/30/2009	12/31/2009
Exercise price of the option	$1.65	$0.70	$0.50
# of options	600,000	857,143	1,200,000
Expected term of the option (years)	0.92	0.67	0.42
Current price of underlying share	$1.00 *	$0.70 *	$0.50 *
Expected volitility of the price of the underlying share	126%	134%	116%
Expected dividends on the underlying share	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	0.56%	0.40%	0.47%
Computed Model Value per Option	$0.46	$0.29	$0.147

Value of option	273,447	250,426	176,217
Derivative Liab — Warrants E ($0.6M)

	6/30/2009	9/30/2009	12/31/2009
Exercise price of the option	$1.65	$0.90	$0.50
# of options	300,000	300,000	300,000
Expected term of the option (years)	4.92	4.67	4.42
Current price of underlying share	$1.00 *	$0.70 *	$0.50 *
Expected volitility of the price of the underlying share	89%	85%	84%
Expected dividends on the underlying share	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	2.54%	2.31%	2.61%
Computed Model Value per Option	$0.67	$0.43	$0.322

Value of option	200,113	129,264	96,641

Dervivative Liab — Conversion Option ($3.5M)

	12/31/2009	3/31/2010	6/30/2010
Exercise price of the option	$0.50 *	$0.50	$0.50
# of options	7,000,000	7,000,000	7,000,000
Expected term of the option (years)	1	0.75	0.50
Current price of underlying share	$0.50 *	$0.50 *	$0.50 *
Expected volitility of the price of the underlying share	130%	104%	104%
Expected dividends on the underlying share	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	0.48%	0.41%	0.41%
Computed Model Value per Option	$0.22	$0.17	$0.17

Value of option	1,537,921	1,219,867	1,219,867
Derivative Liab — Warrants G ($3.5M)

	12/31/2009	3/31/2010	6/30/2010
Exercise price of the option	$0.70	$0.50	$0.50
# of options	3,500,000	3,500,000	3,500,000
Expected term of the option (years)	5	4.75	4.50
Current price of underlying share	$0.50 *	$0.50 *	$0.50 *
Expected volitility of the price of the underlying share	84%	85%	85%
Expected dividends on the underlying share	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	2.69%	2.55%	1.79%
Computed Model Value per Option	$0.31	$0.30	$0.29

Value of option	1,078,916	1,061,802	1,023,107
Derivative Liab — Warrants A

	3/31/2009	6/30/2009	9/30/2009	12/31/2009
Exercise price of the option	$1.08	$1.08	$1.08	$1.08
# of options	1,298,701	1,298,701	1,298,701	1,298,701
Expected term of the option (years)	4	3.75	3.5	3.25
Current price of underlying share	$1.65	$1.00 *	$0.70 *	$0.50 *
Expected volitility of the price of the underlying share	107%	89%	85%	84%
Expected dividends on the underlying share	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	1.41%	2.54%	2.31%	2.61%
Computed Model Value per Option	$1.29	$0.61	$0.35	$0.198

Value of option	1,669,649	798,336	451,618	256,530
Derivative Liab — Warrants B

	3/31/2009	6/30/2009	9/30/2009	12/31/2009
Exercise price of the option	$1.65	$1.65	$0.90	$0.70
# of options	1,298,701	1,298,701	1,298,701	1,298,701
Expected term of the option (years)	4	3.75	3.5	3.25
Current price of underlying share	$1.65	$1.00 *	$0.70 *	$0.50 *
Expected volitility of the price of the underlying share	107%	89%	85%	84%
Expected dividends on the underlying share	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	1.41%	2.54%	2.31%	2.61%
Computed Model Value per Option	$1.19	$0.53	$0.38	$0.247

Value of option	1,549,970	688,319	487,909	320,723

Derivative Liab — Warrants C

	3/31/2009	6/30/2009	9/30/2009	12/31/2009
Exercise price of the option	$1.65	$1.65	$0.90	$0.70
# of options	1,298,701	1,298,701	1,298,701	1,298,701
Expected term of the option (years)	4	3.75	3.5	3.25
Current price of underlying share	$1.65	$1.00 *	$0.70 *	$0.50 *
Expected volitility of the price of the underlying share	107%	89%	85%	84%
Expected dividends on the underlying share	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	1.41%	2.54%	2.31%	2.61%
Computed Model Value per Option	$1.19	$0.53	$0.38	$0.247

Value of option	1,549,970	688,319	487,909	320,723
Immersive
Derivative Liab — Warrants

	3/31/2009	6/30/2009	9/30/2009	12/31/2009	3/31/2010
Exercise price of the option	$2.00	$2.00	$0.90	$0.50	$0.50
# of options	50,000	100,001	150,002	200,003	250,000
Expected term of the option (years)	4.5	4.5	4.25	3.89	3.71
Current price of underlying share	$1.65	$1.00 *	$0.70 *	$0.50 *	$0.50
Expected volitility of the price of the underlying share	104%	89%	85%	85%	85%
Expected dividends on the underlying share	0.00%	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	1.84%	2.54%	2.31%	2.34%	2.55%
Computed Model Value per Option	$1.20	$0.55	$0.30	$0.310	$0.303

Value of option	60,157	54,978	45,011	61,924	75,797
Derivative Liab — Conversion option

12/31/2009
Exercise price of the option	$0.50
# of options	641,026
Expected term of the option (years)	0.21
Current price of underlying share	$1.56
Expected volitility of the price of the underlying share	116%
Expected dividends on the underlying share	0.00%
Risk-free interest rate for the expected term of the option	0.47%
Computed Model Value per Option	$0.003

Value of option	1,699

Change in fair value
Others
Total Force Warrants 4 M shares

	12/31/2009	3/31/2010	6/30/2010
Exercise price of the option	$0.90	$0.70	$0.70
# of options	4,000,000	4,000,000	4,000,000
Expected term of the option (years)	5	4.75	4.5
Current price of underlying share	$0.50 *	$0.50 *	$0.50 *
Expected volitility of the price of the underlying share	84%	85%	85%
Expected dividends on the underlying share	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	2.69%	2.55%	1.79%
Computed Model Value per Option	$0.285	$0.303	$0.292

Value of option	1,140,521	1,213,488	1,169,265

Ki Nam warrants 1.9M shares

	12/31/2009	3/31/2010	6/30/2010
Exercise price of the option	$0.70	$0.70	$0.70
# of options	1,953,730	1,953,730	1,953,730
Expected term of the option (years)	5	4.75	4.5
Current price of underlying share	$0.50 *	$0.50 *	$0.50 *
Expected volitility of the price of the underlying share	84%	85%	85%
Expected dividends on the underlying share	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	2.69%	2.55%	1.79%
Computed Model Value per Option	$0.308	$0.303	$0.292

Value of option	602,260	592,707	571,107
Ki Nam warrants 274 K shares

	3/31/2009	6/30/2009	9/30/2009	12/31/2009	3/31/2010	6/30/2010
Exercise price of the option	$2.00	$1.65	$1.65	$1.65	$1.65	$1.65
# of options	148,484	178,725	252,047	274,774	274,774	274,774
Expected term of the option (years)	4.92	4.72	4.46	4.21	4.21	4.21
Current price of underlying share	$1.65	$1.00 *	$0.70 *	$0.50 *	$0.50 *	$0.50 *
Expected volitility of the price of the underlying share	107%	89%	85%	84%	85%	85%
Expected dividends on the underlying share	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Risk-free interest rate for the expected term of the option	1.84%	2.46%	2.31%	2.69%	2.55%	1.79%
Computed Model Value per Option	$0.49	$0.53	$0.38	$0.316	$0.188	$0.174

Value of option	72,757	94,725	94,691	86,962	51,748	47,850

*	Change in price is connected with subsequent equity offerings